Exhibit 99.2

Engine Gaming & Media, Inc. Reports Fiscal Second Quarter 2022 Financial Results

Fiscal Q2 2022 Revenues Increase 20% YoY to $9.3 million, Balance Sheet Fortified with $15.3 Million From Strategic Sale of Eden Games

NEW YORK, NY / ACCESSWIRE / April 14, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ: GAME; TSX-V: GAME), a data-driven, gaming, media and social influencer marketing solutions company, today announced results for its fiscal second quarter 2022 ended February 28, 2022. All amounts are stated in U.S. dollars unless otherwise indicated.

FY Q2 2022 Financial Highlights (Current and historical results recasted to reflect Eden Games in discontinued operations):

●	Total revenue increased 20.3% to $9.3 million in the fiscal second quarter of 2022, compared to $7.7 million in the same year-ago quarter.
●	Expenses decreased by 39.3% to $16.9 million in the fiscal second quarter of 2022, compared to $27.8 million in the same year-ago quarter.
●	Net loss improved significantly to $6.7 million, compared to a net loss of $21.3 million, further explained below.
●	Fortified balance sheet on April 7, 2022 by completing the strategic sale of its subsidiary, Eden Games, for net proceeds of $15.3 million.

Management Commentary

“The fiscal second quarter of 2022 was highlighted by our continued year-over-year revenue growth in our core advertising and SaaS businesses, which increasingly showcase our ability to pursue high-growth opportunities that bring higher margins and predictability to our model,” said Lou Schwartz, Chief Executive Officer of Engine. “We have also taken aggressive steps to reduce costs, which will be more apparent as we move through the second half of fiscal 2022 as we work towards becoming cash flow breakeven on a run-rate basis in fiscal 2023.

“Subsequent to the end of the quarter, we fortified our balance sheet with the strategic sale of Eden Games, which provided net proceeds of $15.3 million and provides enough non-dilutive capital to meet our operating needs for the foreseeable future as we drive shareholder value and become a much larger, profitable company.”

Tom Rogers, Executive Chairman of the Company, added: “In this environment, it is increasingly clear that cash-flow negative companies are facing significant market headwinds with their stock prices suffering. We believe that putting ourselves on a trajectory to achieve cash flow breakeven, coupled with the growth opportunities that we are putting our resources against, will allow the stock price of Engine to better reflect the full value of the Company.”

FY Q2 2022 and Year-To-Date Financial Results

Total revenue in the fiscal second quarter of 2022 increased 20% to $9.3 million, compared to $7.7 million in the same year-ago quarter. The increase was primarily driven by a 18.6% increase in Advertising revenue to $7.1 million from $6.0 million in the same year-ago quarter, and to a lesser extent, a 25.4% increase in Software-as-a-Service (SaaS) revenue to $1.8 million from $1.4 million the same year-ago quarter. For the six months ended February 28, 2022, total revenue increased 47% to $21.5 million from $14.7 million in the same year-ago period.

Expenses in the fiscal second quarter of 2022 decreased by 39.3% to $16.9 million, compared to $27.8 million in the same year-ago quarter. The decrease in expenses was primarily due to non-cash charges, including, $2.4 million decrease in loss on extinguishment of debt, $1.2 million decrease in fair value of arbitration settlement reserve and $12.8 million decrease in fair value of convertible debt and warrant liability. For the six months ended February 28, 2022, expenses decreased 18.7% to $30.9 million from $38.0 million in the same year-ago period.

Net loss in the fiscal second quarter improved significantly to $6.7 million, or $(0.43) per diluted share, compared to a net loss of $21.3 million, or $(2.11) per diluted share, in the same year-ago quarter. For the six months ended February 28, 2022, net loss improved significantly to $8.1 million, or $(0.52) per diluted share, compared to a net loss of $27.3 million, or $(3.08) per diluted share, in the same year-ago period.

Adjusted EBITDA in the fiscal second quarter of 2022 was $(6.4) million, compared to $(4.0) million in the same year-ago quarter. For the six months ended February 28, 2022, Adjusted EBITDA was $(12.0) million, compared to $(8.2) million in the same year-ago period.

At February 28, 2022, the Company had cash of $5.3 million. Subsequent to the end of the fiscal second quarter of 2022, on April 7, 2022, the Company completed the strategic sale of its subsidiary, Eden Games, for net proceeds of $15.3 million.

Recent Operational Highlights:

●	Engine appointed highly respected private equity fund manager and one of the Company’s largest investors, Stuart Porter, to its Board of Directors, bringing three plus decades of experience evaluating, investing and advising companies.
●	Stream Hatchet signed contract extensions with AAA publishers Riot Games and Blizzard Entertainment
●	Sideqik added Cox Enterprises to its vast and growing list of blue-chip companies leveraging their suite of influencer marketing and social commerce technology
●	Sideqik & Stream Hatchet joint offering continues to take stride, adding numerous clients to its bundled analytics and activation services across live-streaming and social media platforms, with the number of clients now well exceeding double digits
●	Frankly signed an agency of record and software services agreement with Americano Media Group (“AMG”). AMG aims to be the #1 Hispanic focused news outlet reaching the over 500 million Spanish speakers globally. AMG strives to empower the Hispanic Community through credible and accessible news, frank discussion, and constant advocacy all through focused entertainment content that supports Hispanic core values.
●	UMG Gaming launched Season 1 of the Lady Spartan Pro Series (LSPS), a $20,000 Pro Series aimed at shining a spotlight on the underserved female Halo community. Partners of the event include goodr, RESPAWN, Madrinas Coffee, Juked.gg, Version1 and Twitch

FY Q2 2022 Earnings Conference Call

Management will host an investor conference call at 4:15 p.m. EDT (1:15 p.m. PDT) today, Thursday, April 14, 2022, to discuss Engine Gaming and Media, Inc.’s fiscal second quarter 2022 financial results, provide a corporate update, and conclude with a Q&A from participants. To participate, please use the following information:

Date:	Thursday, April 14, 2022
Time:	4:15 p.m. EDT (1:15 p.m. PDT)
Dial-in:	1-877-407-0784
International Dial-in:	1-201-689-8560
Conference Code:	13729113
Webcast:	GAME Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three months ended February 28, 2022 and 2021, respectively.

		For the three months ended		For the six months ended
	Note	February 28, 2022	February 28, 2021	February 28, 2022	February 28, 2021
				$	$

Net loss attributable to owners of the Company		(6,732,169)	(21,347,265)	(8,085,689)	(27,346,698)
Interest expense		212,278	563,904	422,934	953,678
Amortization and depreciation	(a)	907,224	873,020	1,836,976	1,728,890
Impairment expense	(a)	266,470	-	266,470	-
Restructuring Costs		126,286	-	126,286	-
Share-based payments	(a)	1,255,326	690,300	2,576,412	1,779,688
Loss on foreign exchange		(10,431)	161,662	123,016	263,783
Loss on extinguishment of debt	(a)	-	2,428,900	-	2,428,900
Gain on retained interest in former associate	(a)	-	(99,961)	-	(99,961)
Transaction costs		349,404	-	356,523	-
Non-operational professional fees		625,944	-	1,600,391	-
Arbitration settlement reserve	(a)	(1,208,556)	-	(3,948,608)	-
Change in fair value of warrant liability	(a)	(998,757)	4,924,789	(3,940,303)	165,013
Change in fair value of convertible debt	(a)	(293,762)	6,539,904	(1,976,934)	7,863,649
Share of net loss of associate	(a)	-	37,244	-	103,930
Loss on disposal of Motorsports	(a)	-	-	-	678,931
Loss from discontinued operations		(940,860)	1,227,748	(1,393,028)	3,270,355
Adjusted EBITDA		(6,441,603)	(3,999,755)	(12,035,554)	(8,209,842)

Note (a) – Non-cash expense

This earnings release should be read in conjunction with the Company’s Interim Condensed Consolidated Financial Statements and accompanying notes that will be made available on Engine’s investor relations site on April 14, 2022 which can be found at https://ir.enginemediainc.com/.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ: GAME) (TSX-V: GAME) provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties, while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising and sponsorships. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

Media Contact:

James Goldfarb

Sloane & Company

Main: 212-446-1869

jgoldfarb@sloanepr.com